Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, February 17, 2022

FAIRFAX ANNOUNCES CONVERSION OF DEBENTURES OF AVANTE LOGIXX

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that today it converted C$8,264,000 principal amount of convertible debentures (the “Convertible Debentures”) of Avante Logixx Inc. (“Avante”) into 5,297,436 common shares of Avante (“Common Shares”). The Convertible Debentures were converted in accordance with their terms at a price equal to C$1.56 per Common Share.

As a result of the conversion, Fairfax beneficially owns and controls (indirectly through its insurance company subsidiaries) 5,297,436 Common Shares, representing 19.9% of the issued and outstanding Common Shares and no longer beneficially owns or controls any Convertible Debentures.

The Common Shares acquired on conversion of the Convertible Debentures are being acquired by Fairfax for investment purposes and in the future, it may discuss with management and/or the board of directors any of the transactions listed in clauses (a) to (k) of item 5 of Form F1 of National Instrument 62-103 – The Early Warning System and Related Take-over Bid and Insider Reporting Issues and it may further purchase, hold, vote (if applicable), trade, dispose or otherwise deal in the securities of Avante, in such manner as it deems advisable to benefit from changes in market prices of Avante securities, publicly disclosed changes in the operations of Avante, its business strategy or prospects or from a material transaction of Avante.

An early warning report will be filed by Fairfax in accordance with applicable securities laws and will be available on SEDAR at www.sedar.com or may be obtained directly from Fairfax upon request at the telephone number below.

Avante’s head and registered office is located at 601-130 Bloor Street West, Toronto, Ontario, M5S 1N5.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946